UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
OF
THE STATE OF ISRAEL
(Name of Registrant)

Date of end of last fiscal year: December 31, 2022
SECURITIES REGISTERED*
(As of the close of the fiscal year)
TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission
Elinor Azani
Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue,
17th Floor
New York, New York 10017
United States
Copies to:
Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 United States	Ian Clark, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom

*
The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)
1.
In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)
The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.
(b)
The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.
(c)
The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.
2.
A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

Reference is made to pages D-86 – D-94 of Exhibit D.
(b)
External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt).

Reference is made to pages D-86 – D-94 of Exhibit D.
3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages D-86 – D-94 of Exhibit D.
4.    (a)
As to each issue of securities of the registrant which is registered, there should be furnished a break- down of the total amount outstanding, as shown in Item 3, into the following:

(i)
Total amount held by or for the account of the registrant.

As of December 31, 2022, the registrant held none.
(ii)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information would not be practicable to provide.
(iii)
Total amount otherwise outstanding.

Not applicable.
(b)
If a substantial amount is set forth in answer to paragraph (a)(i) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.
5.
A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)
Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

Reference is made to pages D-86 – D-94 of Exhibit D.

(b)
External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

Reference is made to pages D-86 – D-94 of Exhibit D.
6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant, for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages D-86 – D-94 of Exhibit D.
7.    (a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effects of any such action not previously reported.

Not applicable.
(b)
If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.
8.
Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to pages D-61 – D-74 of Exhibit D.
9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to Tables 16 – 20 of Exhibit D.
10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments).

Reference is made to Table 15 of Exhibit D.
The annual report comprises:
(a)
Pages numbered 1 to 4 consecutively.

(b)
The following exhibits:

Exhibit A: None.
Exhibit B: None.
Exhibit C: Copy of the State Budget for Fiscal Years 2023 – 2024 (in Hebrew).
Exhibit D: Current Description of the State of Israel.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

EXHIBIT INDEX
Exhibit Number	Page Number
A: None.
B: None.
C: Copy of the State Budget for Fiscal Years 2023 – 2024 (in Hebrew).
D: Current Description of the State of Israel.	D-1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on June 30, 2023.
STATE OF ISRAEL
By:
/s/ Gil Cohen

Name:
Gil Cohen

Title:
Senior Deputy Accountant General, Ministry of Finance

By:
/s/ Yaron Pecht

Name:
Yaron Pecht

Title:
Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance